Exhibit 99.1

PRESS RELEASE

March 28, 2014

Tokyo District Court ruling in favour of Eksportfinans

Eksportfinans is pleased to announce that on March 28, 2014, the Tokyo District Court ruled in favour of Eksportfinans in the claim by Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Master Fund, L.P. (“plaintiffs”) relating to a purported declaration of default in respect of Eksportfinans’ samurai bonds.

On the basis that the plaintiffs’ allegations regarding events of default are groundless, the Tokyo District Court denied the plaintiffs’ claims and the plaintiffs shall bear the costs for its claim. Eksportfinans, represented by Mori Hamada & Matsumoto, Japanese litigation counsels, highly appreciates the Tokyo District Court’s decision today. The plaintiffs have the option to lodge an appeal in the Tokyo High Court of second instance within two weeks of the judgment.

As announced in Eksportfinans’ fourth quarter 2013 results, Eksportfinans’ operations are stable, liquidity is good and the capital base is solid. The company continues to pursue the strategy established in 2012 of actively managing its extensive loan portfolio and other assets and liabilities for the benefit of all stakeholders.

For further information, please contact:

President and CEO Gisèle Marchand,

•	tel: +47 22 01 23 70

•	e-mail: gma@eksportfinans.no

EVP Director of Staff / Communications Elise Lindbæk,

•	tel: +47 22 01 22 64

•	e-mail: el@eksportfinans.no

EVP Director Funding and Lending Martine Mills Hagen,

•	tel: +47 22 01 22 33

•	e-mail: mmh@eksportfinans.no

EVP General Counsel Jens O. Feiring,

•	tel: +47 22 01 22 40

•	e-mail: jof@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2014 total assets amounted to approximately NOK 100 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.no

Forward-looking statements

Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.